September 27, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Mr. Jeffrey Foor
Document Control – EDGAR

RE:	Columbia Funds Series Trust II (the Registrant)
Columbia Absolute Return Emerging Markets Macro Fund
Columbia Absolute Return Enhanced Multi-Strategy Fund
Columbia Absolute Return Multi-Strategy Fund
Columbia Active Portfolios – Diversified Equity Income Fund
Columbia Commodity Strategy Fund
Columbia Diversified Equity Income Fund
Columbia Dividend Opportunity Fund
Columbia Flexible Capital Income Fund
Columbia High Yield Bond Fund
Columbia Mid Cap Value Opportunity Fund
Columbia Multi-Advisor Small Cap Value Fund
Columbia Seligman Communications and Information Fund
Columbia U.S. Government Mortgage Fund
Post-Effective Amendment No. 95
File No. 333-131683/811-21852

Dear Mr. Foor:

Registrant is filing Post-Effective Amendment No. 95 on Form N-1A pursuant to Rule 485(b) to incorporate certain changes in accordance with Rule 485(b)(1).

This Post-Effective Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Pursuant to Rule 485(b), the Registrant has designated on the facing sheet of the Registration Statement that the Post-Effective Amendment is effective October 1, 2013. No fees are required in connection with the Post-Effective Amendment’s filing.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Andrew Kirn

at 612-678-9052.

Sincerely,

/s/ Christopher O. Petersen

     Christopher O. Petersen

     Vice President and Secretary

     Columbia Funds Series Trust II